Professional Marketing Associates
Fulfillment Services Agreement

The Fulfillment Services Agreement ("Agreement"), signed on this 3rd day of March, 2006 (the "Effective Date") is between Roth Professional Marketing, Inc., an Arizona corporation dba Professional Marketing Associates ("PMA") and AmerElite Solutions, Inc., a Nevada corporation ("Client").

WHEREAS, PMA has the capability to provide certain order entry and fulfillment services for the Client's direct response offerings, as set forth in Exhibit A hereto.

WHEREAS, the Client's use of PMA order entry and fulfillment services shall be under the terms and conditions set forth in this Agreement.

Therefore, PMA and the Client agree as follows:

1.       Merchandise ownership

A.
For the purposes of this Agreement, "Merchandise" means all products provided by the Client for sale or delivery to Client's customers pursuant to this Agreement. The Client shall retain ownership of all Merchandise covered by this Agreement and risk of loss at all times. Legal title to the Merchandise remains with the Client until the Merchandise is shipped for delivery to the Client's customer.

B.
PMA makes no claim of ownership of the Merchandise and shall act only as the Client's independent contractor for the purposes of order entry, order processing, warehousing, distribution, and customer service for Merchandise.

C.	Client orders for the merchandise are with the Client. The Client is the seller of the merchandise.

2.       Order entry and processing

A.	PMA shall accept and process customer orders for Merchandise received by all media designated by the Client.

B.
For each customer order taken, PMA shall enter all or any part of the following information into its information systems: customer name, address, city, state, zip code, telephone number, description and quantity of merchandise ordered, price, method of payment, advertising source codes, shipping instructions, and Client-requested messages.

C.
Other than mail orders, orders received from Client and its affiliates such as telemarketing company, web hosting company, etc. shall come in PMA standard file layout. Should such orders come in a non-compliant format, PMA may charge a reasonable fee for translation, re-formattin[g], or re-entry.

D.
Except as provided in Section 2E, PMA shall promptly process all qualified requests and use its best efforts to cause the order to be shipped to the customer within three (3) business days after receipt of the order.

E.	The Client shall provide sufficient advance notice of all media promotions to enable PMA to implement an order fulfillment program appropriate for the Client's projected response forecast.

Professional Marketing Associates
Fulfillment Services Agreement

F.
PMA agrees to use any software provided by vendors to accomplish the process of charging orders. If the Client's merchant processor requires special software or software not available to PMA at no cost, the Client shall be responsible for its purchase.

3.       Sales price of merchandise

A.
For all orders processed pursuant to this Agreement, PMA shall charge the Client's customers the Client's designated unit price, plus applicable sales and use taxes and other charges designated by the Client.

B.
The Client shall notify PMA in writing via U.S. Mail and electronic mail of any change in the unit price at least two (2) business days in advance of the date the price change takes effect. Price changes may include quantity discounts, promotion and advertised specials, coupons, rebates, or any other change to the unit price designated by the Client.

4.       Sales and use taxes

A.
Since title to the merchandise remains with the Client at all times, the Client is liable and responsible to remit all sales and use taxes to the appropriate taxing authorities. PMA assumes no liability for payment of sales and use tax.

B.
PMA shall charge the Client's customers for sales and use taxes as directed in writing by the Client and furnish the Client with monthly reports stating the taxable revenues, taxes collected, and tax rates effective for each jurisdiction for which taxes must be paid.

C.
PMA assumes no responsibility for determining whether sales of the Client's merchandise are taxable in a given jurisdiction, or that the rate or method of calculating any such taxes is correct. PMA agrees only to use reasonable care and skill in calculating and collecting taxes due based on the rates and methods supplied by the Client.

D.
The Client shall indemnify, defend, and hold harmless PMA and its shareholders, officers, directors, and employees from and against all claims, suits, or liabilities and expenses, including reasonable legal fees, for the Client's failure to remit to the appropriate authorities any sales or use taxes claimed to be due and owing by reason of the Client's sale of merchandise to its customers; provided that PMA has fulfilled its obligation to provide standard sales tax reports as requested by the Client.

5.       Processing payments

A.
PMA shall process payments considered acceptable. A payment is considered acceptable if it is for the full amount of the sale, and in cash or by a designated credit card. Designated credit cards include Visa, MasterCard, Discover, and American Express. The Client shall designate in writing a maximum permitted amount or percentage of underpayment which is considered acceptable to the Client, and for which an order may be shipped. This allowance is not a discount and applies only to those transactions in which the customer fails to remit a correct payment to PMA.

B.
If PMA shall receive mail including cash, checks, money orders, or credit card payments, the receipt of such payments shall be promptly reported to Client. PMA shall promptly deposit all checks and money orders it receives into a local bank account (Bank of America, Wells Fargo, or Bank One), if requested by Client. Otherwise, such remittances shall be mailed to Client.

C.	PMA shall process refunds and credits for returned merchandise pursuant to the Client's written policies and applicable federal and state regulations.

D.	PMA is not responsible for any payments that are lost by carriers in transit to/from Client.

6.       Delivery

A.
PMA shall ship Merchandise to the customers by United Parcel Service, the United States Post Office, or equivalent delivery service consistent with the Client's requirements for shipping and delivery of merchandise. PMA is not responsible for any packages that are lost in transit after leaving its facilities.

Professional Marketing Associates
Fulfillment Services Agreement

7.       Customer services

A.
PMA shall provide trained representatives to respond to mail or other inquires by the Client's customers for merchandise information, order status, order changes, cancellations, returns, or billing. problems. Client shall provide a set of policies and procedures for responding to such inquires.

B.
PMA shall send back-order notices and process customer return cards in accordance with Client requests and applicable federal, state, and local laws. It shall also respond to customer complaints, process rejected credit card charges, and issue refunds or merchandise credits.

C.
PMA shall issue appropriate UPS call tags, request proof of delivery, and process all necessary tracers and claims for non-delivery or damage on behalf of the Client, PMA shall provide Client with proof of shipments but is not responsible in any way for the results of credit card chargebacks, nor any fees imposed by merchant banks. Client is responsible for vendor compliance guidelines.

8.       Returns

A.
PMA shall instruct customers on the appropriate procedure for returning merchandise and inspect all returned merchandise. PMA shall inspect and repackage all undamaged or unused merchandise and return it to inventory for resale. PMA shall repackage all damaged or unsalvageable merchandise, and process such merchandise in any manner designated by the Client at the Client's expense.

9.       Operating reports

A.
PMA shall provide the Client with standard system reports on a regular basis for all services provided pursuant to this Agreement. Standard system reports include a compilation of customer order information and monthly sales and tax reports upon written request from the Client.

B.
If special reports not provided as part of the standard reporting system are required, the Client shall pay PMA for any programming expenses incurred. PMA shall provide the Client with a written estimate of expected programming charges and obtain written authorization from the Client for such modifications before proceeding with the programming development of special reports.

10.       Compensation and payment

A.
The Client agrees to pay PMA the rates prescribed in the Services Fees as set forth in Exhibit "A" attached hereto and incorporated herein. If the Client requires other services not specifically defined in this agreement, the compensation to PMA shall be the hourly rate prescribed in the Service Fees.

B.
If in the event the Client temporarily ceases marketing the product and communicates such plans in advance in writing to PMA, then PMA shall waive any minimum fee beginning with the first Monday of the next calendar month until the termination of this Agreement. During any period in which the minimum fee is waived, storage charges will be calculated at twice the normal rate. A $15/day processing fee will be applied on any days in which PMA processes orders during a period where the minimum fee is waived.

C.
If the Client then proceeds to market the product again during the term of the Agreement, the minimum charge shall again commence beginning on the first day of the calendar month the marketing and/or selling begins, and shall continue until the termination of the Agreement.

D.	Any and all financial arrangements not covered in this contract must be agreed upon, signed by each party, and attached to this contract.

E.	The undersigned representative of Client, being an Officer of the Company, agrees to personally guarantee payment of any amount owed to PMA upon termination of contract.

11.      Compliance with laws

A.
The Client shall comply with all applicable laws, regulations, and requirements of the Federal Trade Commission, the Food and Drug Administration. and any other governmental or quasi-governmental agency that might have jurisdiction over the Client's Merchandise or sales transactions. The Client shall monitor compliance under such laws, regulations, and requirements. and shall promptly notify P.M.A. of any special compliance issues raised by the offer or sale of the Client's Merchandise or sales or promotional activities in a particular state.

Professional Marketing Associates
Fulfillment Services Agreement

12.       Indemnification

A.
The Client shall indemnify and hold harmless PMA, its shareholders, officers, directors, and employees from and against all claims, damages, losses and expenses, including reasonable legal fees and costs of suit, arising out of or relating to any defects in the Merchandise or from the Client's negligent or culpable acts or omissions.

13.       Insurance

A.
The Client shall provide, at its own expense, all necessary insurance for product damage loss through fire or other casualty while the merchandise is in the custody of PMA, or in transit to or from any location.

14.       Confidentiality

A.
Material or information which the Client gives or divulges to PMA or which comes into the possession or knowledge of PMA and which relates to the Client and its business operations, such as financial information, marketing data, customer lists, and pricing policies is confidential and proprietary. PMA shall hold this information or material in confidence and shall not reveal the information or material without the consent of the Client. On termination of this Agreement, PMA shall immediately deliver this information or material to the Client on request, if all invoices and outstanding debts to PMA have been paid.

15.       Programming ownership

A.
PMA is the exclusive owner of all internally-designed or developed computer programming utilized for processing, tracking, fulfilling, analyzing, or reporting orders for the Client's merchandise, The Client shall not, directly or indirectly, divulge, disclose, or communicate to any other person or company who is not a party to this Agreement information concerning programming or systems designed or utilized by PMA.

16.       Audit and inventory

A.
Upon reasonable advance written notice and during normal business hours, the Client or the Client's authorized representatives may inspect, audit, and copy excerpts from books, records, contracts, and data processing procedures created or maintained by PMA that relate to the reconciliation of invoices to the Client and to this Agreement. This audit or inspection shall take place at the offices of PMA or such other place as the parties mutually agree. The Client shall pay all direct and indirect costs of any such inspection or audit, except the salaries of PMA employees and those costs reasonably incurred by PMA in cooperating with such inspection or audit.

B.
On reasonable advance notice from the Client, PMA shall perform a physical inventory of the Client's merchandise held at PMA's facilities at reasonable times during normal business hours. The Client shall compensate PMA as prescribed in the Service Fees section of this Agreement for all costs incurred in conducting the physical inventory.

C.
PMA will take reasonable and prudent precautions to preserve and protect Client's property, including all property that is returned by buyers. If Client requires special handling or protection of its Merchandise, Client agrees to compensate PMA for any extra costs incurred.

D.
Provided that PMA takes reasonable precautions, PMA shall not be responsible or liable for, and Client agrees to hold PMA harmless from property losses or shrinkage under the acceptable rate of 1.25% of the greater of inventory value or annual shipments.

E.	PMA is not responsible for any shrinkage incurred prior to receipt by PMA or any hidden shrinkage or shortage not visibly apparent at the time of receipt.

Professional Marketing Associates
Fulfillment Services Agreement

17.       Client payments and reserve

A.
At all times during the term of this Agreement, the Client shall provide PMA with sufficient funds to cover all services rendered under this contract and all delivery service shipping costs. It is the Client's responsibility to monitor and maintain such reserve. Should such reserve be fully utilized, PMA reserves the right to stop services until Client provides sufficient reserve. Any amounts due to PMA are subject to interest accruing at a rate of 1 1/2% per month.

B.	Any excess reserve upon termination of this Agreement will be promptly returned to Client.

18.       Return of merchandise to the Company

A.
PMA shall, within thirty (30) days after termination of this Agreement, deliver all the remaining Merchandise entrusted to it by the Company to a location specified by the Client on a freight-collect basis. The Client shall also have the option to arrange for the delivery of the Merchandise themselves.

B.
PMA assumes no responsibility for any perishable or date-sensitive merchandise remaining in its facility after the termination of this Agreement. Absent other instructions from the Client, PMA may, within thirty (30) days after the Client ceases to market any merchandise covered by this Agreement, charge up to twice the normal storage fees until the products are dispersed to their destination by the Client.

C.
PMA shall charge the Client the hourly rates prescribed in the Service Fees section of this Agreement to cover the direct cost of labor and administrative and systems support services for the relocation of merchandise or the return of merchandise to the Client.

19.       Default, termination, and renewal

A.	Either PMA or the Client may terminate this Agreement or suspend its services under this Agreement, or both, under any of the following conditions:

B.	Client fails to pay any sum due to PMA within five (5) business days after receiving written notice that payment is past due.

C.
Either party breaches any other obligations under this Agreement, and fails to remedy such breach within thirty (30) days after receiving a written notice from the other party specifying the nature of the breach.

D.	Either party files a petition in bankruptcy, is declared bankrupt or insolvent, makes any assignment for the benefit of creditors, or is placed in trustee or receivership.

E.
This Agreement shall be renewed automatically at the end of each term at the rates than prevailing for PMA's services, unless either party gives written notice to the other of its intent not to renew at least thirty (30) days prior to the end of each term.

F.
If Client owes money to PMA upon default or termination, Client must pay all charges due PMA, including interest, before PMA will release product to Client. Should Client not pay these charges within 30 days of default or termination, PMA has the right to liquidate Client's products in any manner that PMA chooses. Proceeds will be used to pay PMA's balance due.

20.       Force majeure

A.
Either party's failure to perform any of its obligations under this Agreement, except its payment obligations, is excused due to any cause or event beyond the parties' reasonable control including, without limitation, strikes, lockouts or other labor disputes, acts of God, fire, other casualty, civil insurrections, actions, or orders of any governmental or other lawful authority or similar events.

21.       Assignment

A.	Neither PMA nor the Client may assign its interests in this Agreement without the prior written consent of the other party to this Agreement. Such consent shall not be unreasonably withheld.

Professional Marketing Associates
Fulfillment Services Agreement

22.       Arbitration

A.
Any dispute or claim arising out of or relating to this Agreement, or the performance of any obligations created or imposed by this Agreement, shall be resolved by arbitration before the American Arbitration Association, through its office in Phoenix, Arizona. A single arbitrator shall be selected, and all proceedings shall be conducted according to the American Arbitration Association's Commercial Arbitration Rules. The arbitrator's decision and award shall be final and binding, and it shall have the force and effect of a judgment when filed with any court of competent jurisdiction.

B.
The cost of the arbitration procedure shall be borne by the losing party or, if the decision is not clearly in favor of one party or the other, then the costs shall be borne as determined by such arbitration procedure.

C.
The arbitration procedure provided herein shall be the sole and exclusive remedy to resolve any controversy or dispute between the parties to this Agreement, and the proper venue for such arbitration proceeding and any legal action to enforce such arbitration award shall be Maricopa County, Arizona. The parties to this Agreement hereby expressly consent to the jurisdiction and venue of Maricopa County Superior Court.

23.       Attorneys' fees

A.
If any arbitration proceeding or action shall be brought to recover any amount due under this Agreement, or for or on account of any breach of or to enforce or interpret any of the terms, covenants, or conditions of this Agreement, the prevailing party shall be entitled to recover from the other party, as part of prevailing party's costs, a reasonable attorneys' fee, the amount of which shall be fixed by the arbitrators or by the Court and shall be made a part of any judgment or award rendered,

24.      Notice

A.
All notices under this Agreement shall be in writing, shall be effective when received, and shall be given by personal service, by facsimile transmission with suitable proof of receipt, or by certified or registered mail, return receipt requested, to the addresses set forth below or at such other addresses which may be specified in writing to all parties hereto.

Professional Marketing Associates	AmerElite Solutions, Inc.

405 W. Fairmont Drive	2429 South 51st Ave. #101

Tempe, AZ 85282	Phoenix, AZ 85043

Attn.: Chris Roth	Attn.: Robert Knapp

25.      Number and gender

A.
Whenever the context of this Agreement requires, the singular shall include the plural, the masculine shall include the feminine, and personal pronouns shall include corporations, firms, partnerships, or other forms of association.

26.      Captions

A.
Titles or captions contained in this Agreement are inserted only as a matter of convenience and for reference, and in no way define, limit, extend, or describe the scope of this Agreement or the intent of any of its provisions.

27.      Governing law and successors

A.
This Agreement, and any dispute, claim, or defense arising out of or relating to this Agreement, shall be governed and construed in accordance with the laws of the State of Arizona. This Agreement shall be binding upon and inure to the benefit of the parties, their heirs, legal representatives, successors and assigns.

Professional Marketing Associates
Fulfillment Services Agreement

28.      Entire agreement

A.	This instrument contains the entire agreement of the parties, and no representations, warranties, or inducements have been made by any of the parties hereto, except as expressly set forth herein.

29.       Term of agreement

A.	The Term of this Agreement shall be for a period of six (6) months commencing on the Effective Date and shall be renewed automatically at the end of each term pursuant to Section 19E.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement effective as of the Effective Date.

Roth Professional Marketing, Inc.	Client: AmerElite Solutions, Inc.
(dba Professional Marketing Associates)

By: /s/ Chris Roth	By: /s/ Robert Knapp
Chris Roth, President	Robert Knapp, President

Date: 3-3-06	Date: 3/3/06

Professional Marketing Associates
Fulfillment Services Agreement

Exhibit A - Services Listing

1.	The processing cost per order will be $2.50. This includes the following services:
A.     Receive and stock merchandise
B.     Receive orders via batched electronic transfer from telemarketer and process
C.     Open, edit, and enter data for all mail orders paid via money orders or checks
D.     Deposit Client funds to a local bank (Wells Fargo, Bank of America, Bank One) or mail to Client
E.     Process credit card orders via the Client's merchant processing center
F.     Maintain customer database and produce shipping labels
G.     Insert pre-printed return forms and all bounce back materials
H.     Pick, pack, and ship pre-assembled merchandise
I.       Tape two boxes together as necessary
J.       Provide PMA standard reports
K.     Receive return packages
L.      Inspect returned merchandise
M.    Issue customer credits
N.     Restock undamaged return merchandise
O.    Answer customer service phone calls
P.     Communicate with merchant bank for charges, credits, and inquiries
Q.    Reply to merchant bank in the event of chargebacks

2.	This cost will be lowered to $2.05 for those orders that only contain one component (e.g., one container of night cream with no inserts).

3.	Client will reimburse costs for packing material.

4.	The following quantity discounts will apply:
A.     Orders 500 to 1000 in a week: 5% discount
B.     Orders 1,001 to 1,500 in a week: 10% discount
C.     Orders 1,501 and above per week; 20% discount

5.
The one-time setup fee for database and report development, initial product receipt and setup, and coordination with telemarketer and website will be $1,000. This will be reduced to $850 if Client uses Benzaiten Consulting for their shopping cart. Additionally, Client will reimburse PMA for costs of necessary charging software, estimated to be $138 (current pricing for a PC Charge license from Go Software).

6.	Processing, postage, and setup charges are to be paid in advance by the Client to PMA. A $2,000 minimum deposit will accompany this Agreement.

7.	Weekly volume below 200 orders will be assessed a fee equivalent to 200 orders. This will be waived through June 2, 2006.

8.	Additional charges:
A.     "More order information" letters: $1.00 plus postage (letter to be provided)
B.      Outbound communications: $2.00 (outbound customer calls, placing orders for packaging, etc.)
C.      Phone orders: $2.00
D.     Walk-in orders: $5.00
E.      Backorder management: 50% of processing cost per order
F.      Pallet storage: $25 per pallet per month
G.     Shipment of full pallets: $45 each
H.     Programming expenses (post-setup): $75/hour
I.       Other labor charges not included above: $25/hour